

Mail Stop 3561

August 24, 2018

Jeffrey A. Lubchansky
President and Chief Executive Officer
Wall Street Media Co, Inc.
110 Front Street
Suite 300
Jupiter, FL 33477

      Re: **Wall Street Media Co, Inc.**
               Form 10-K for the Fiscal Year Ended September 30, 2017
               Filed December 29, 2017
               File No. 333-163439

Dear Mr. Lubchansky:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Mara L. Ransom

               Mara L. Ransom
               Assistant Director
               Office of Consumer Products